Simpson Thacher & Bartlett

ICBC TOWER, 35TH FLOOR

3 GARDEN ROAD, CENTRAL

HONG KONG

TELEPHONE: +852-2514-7600

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Direct Dial Number	E-mail Address
+852-2514-7650	clin@stblaw.com

June 26, 2017

VIA EDGAR AND HAND DELIVERY

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:                             BEST Inc.
Registration Statement on Form F-1

Ladies and Gentlemen:

On behalf of our client, BEST Inc., a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we enclose herewith ten (10) courtesy copies of the Company’s registration statement on Form F-1 (the “Registration Statement”) relating to the proposed initial public offering and listing in the United States of the Company’s ordinary shares to be represented by American depositary shares, which has been filed on EDGAR with the Securities and Exchange Commission.

*           *          *

DANIEL FERTIG    ADAM C. FURBER    IAN C. HO    ANTHONY D. KING    CELIA C.L. LAM    CHRIS K.H. LIN    JIN    HYUK PARK    KATHRYN KING SUDOL    CHRISTOPHER K.S. WONG

RESIDENT PARTNERS

SIMPSON THACHER & BARTLETT, HONG KONG IS AN AFFILIATE OF SIMPSON THACHER & BARTLETT LLP WITH OFFICES IN:

NEW YORK    BEIJING    HOUSTON    LONDON    LOS ANGELES    PALO ALTO    SÃO PAULO    SEOUL    TOKYO    WASHINGTON, D.C.

If you have any question regarding the Registration Statement, please do not hesitate to contact me at +852 2514-7650, or my colleague Yi Gao at +852 2514-7620 in Hong Kong.

Questions pertaining to accounting and auditing matters should be directed to John Qian at +86 21 2228-3106 of Ernst & Young Hua Ming LLP, the independent registered public accounting firm of the Company.

Very truly yours,

/s/ Chris K.H. Lin

Chris K.H. Lin

Enclosures

cc:                                Shao-Ning Johnny Chou, Chairman and Chief Executive Officer

Lei Guo, Chief Accounting Officer and Vice President of Finance

BEST Inc.

Yi Gao

Brian Mathes

Simpson Thacher & Bartlett LLP

Yilong Du

Latham & Watkins LLP

John Qian

Ernst & Young Hua Ming LLP